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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	PRESS RELEASE #29/03 ISSUED ON OCTOBER 29, 2003

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F	☐	Form 40-F	☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

QUEBECOR WORLD INC.

Filed in this Form 6-K

Documents index

1.
Press Release issued on October 29, 2003 (#29/03)

October 29, 2003	29/03
For immediate release	Page 1 of 2

QUEBECOR WORLD ANNOUNCES THAT QUEBECOR WORLD
CAPITAL CORPORATION HAS SETTLED THE TERMS OF ITS
US$600 MILLION OF SENIOR NOTES

Montréal, Canada — Quebecor World Inc. (NYSE, TSX: IQW) announced today that its wholly-owned subsidiary, Quebecor World Capital Corporation, has settled the terms of its previously announced private placement of Senior Notes. The Senior Notes will be unconditionally guaranteed on a senior unsecured basis by Quebecor World Inc. The offering will consist of US$200 million aggregate principal amount of 4 7/8% Senior Notes due November 15, 2008 and US$400 million aggregate principal amount of 6 1/8% Senior Notes due November 15, 2013. The Senior Notes will be sold at a discount to their face amount which will yield net proceeds of approximately US$596.8 million. The offering is scheduled to close on November 3, 2003.

The proceeds from the sale of the Senior Notes will be used to repay outstanding indebtedness including the 8 3/8% Senior Notes due 2008 (callable on or after November 15, 2003) and the 7 3/4% Senior Notes due 2009 (callable on or after February 15, 2004) of Quebecor World's wholly-owned subsidiary Quebecor World (USA) Inc. which will result in estimated annual pre-tax savings of approximately $12 million for Quebecor World, and one-time after tax charges estimated at $18.5 million related to redemption premiums and write-offs of unamortized assets and liabilities in connection with the repayment.

The offering is being made on a private placement basis to qualified institutional buyers in the United States in reliance upon Rule 144A under the U.S. Securities Act of 1933, as amended. The Senior Notes have not been, and will not be, registered under the U.S. Securities Act of 1933 or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Senior Notes have not been qualified for sale under the securities laws of any province or territory of Canada and are not being offered for sale in Canada.

For immediate release	Page 2 of 2

About Quebecor World

Quebecor World Inc. (NYSE, TSX: IQW) is the largest commercial print media services company in the world. It is a market leader in most of its major product categories which include magazines, retail inserts, books, catalogs, specialty printing and direct mail, directories, pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 38,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

For further information please contact:

Jeremy Roberts Vice-President, Investor Relations and Treasury Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER Name: Raynald Lecavalier Title: Vice President, Corporate General Counsel and Secretary

Date: October 29, 2003

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QUEBECOR WORLD INC. Filed in this Form 6-K
QUEBECOR WORLD ANNOUNCES THAT QUEBECOR WORLD CAPITAL CORPORATION HAS SETTLED THE TERMS OF ITS US$600 MILLION OF SENIOR NOTES
SIGNATURES